Aurizon Mines Ltd.

Auditors’ Report

To the Shareholders of Aurizon Mines Ltd.

We have completed an integrated audit of Aurizon Mines Ltd.’s 2007 consolidated financial statements and of the Company’s internal control over financial reporting as at December 31, 2007 and audits of the Company’s 2006 and 2005 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings (loss), deficit, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  We conducted our audits of the Company’s financial statements as at December 31, 2006 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Aurizon Mines Ltd.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants

Vancouver, British Columbia

March 18, 2008

Aurizon Mines Ltd.

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3(a) to the financial statements. Our report to the shareholders dated March 18, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

March 18, 2008

Aurizon Mines Ltd.

Consolidated Balance Sheets
As at December 31,

(in Canadian Dollars)	2007	2006
$		$
ASSETS CURRENT
Cash and cash equivalents (Note 17(c))	24,836,323	9,465,215
Restricted cash (Notes 10(d) and 17(d))	31,754,068	19,357,224
Accounts receivable and prepaid expenses	3,100,475	2,967,999
Refundable tax credits and mining duties (Note 4)	3,865,481	5,392,289
Derivative instrument assets (Note 9(a))	2,446,048	-
Inventories (Note 5)	8,152,417	5,841,020
74,154,812		43,023,747
Derivative instrument assets (Note 9(a))	3,416,877	-
Other assets (note 6)	4,393,232	8,689,147
Property, plant & equipment (Note 7)	39,043,105	39,909,934
Mineral Properties (Note 8)	124,602,981	134,606,035
TOTAL ASSETS	245,611,007	226,228,863
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	11,574,926	8,742,565
Derivative instrument liabilities (Note 9(a))	4,851,528	531,135
Current portion of long-term debt (Note 10(a))	25,795,846	4,435,524
	42,222,300	13,709,224
Derivative instrument liabilities (Note 9(a))	15,795,242	8,214,098
Long-term debt (Note 10(a))	44,923,883	68,840,439
Asset retirement obligations (Note 11)	2,598,339	2,246,931
Future income tax liabilities (Note 13(b))	11,201,391	8,566,572
TOTAL LIABILITIES	116,741,155	101,577,264
SHAREHOLDERS’ EQUITY
Share Capital (Note 14) Common shares issued – 146,730,948 (2006 – 146,313,048)	190,975,945	193,330,698
Contributed Surplus (Note 20)	837,284	742,943
Stock based compensation (note 14(c))	6,062,359	2,822,050
Deficit	(69,005,736)	(72,244,092)
TOTAL SHAREHOLDERS’ EQUITY	128,869,852	124,651,599
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	245,611,007	226,228,863

Subsequent event (Note 10(c))

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director

Aurizon Mines Ltd.

Consolidated Statements of Earnings (Loss)
For the years ended December 31,

(in Canadian Dollars)	2007	2006	2005
	$	$	$
Revenue
Mining operations	87,998,729	-	-

Expenses
Operating costs	40,773,588	-	-
Depreciation, depletion and accretion	22,032,648	101,384	85,945
Administrative and general costs	8,487,181	5,178,190	4,091,059
Exploration costs	5,242,346	623,656	-
Unrealized derivative losses (Note 9(a))	6,038,612	8,745,233	-
Interest on long-term debt	3,344,999	-	-
Corporate takeover bid costs (Note 16)	-	5,247,426	-
Loss (gain) on sale of property, plant and equipment	40,704	49,887	(115,112)
Foreign exchange loss	122,730	44,559	125,557
Capital taxes	849,432	796,725	517,540
Other income (Note 15)	(2,252,909)	(1,238,849)	(747,863)
	84,679,331	19,548,211	3,957,126
Earnings (loss) for the year before income taxes	3,319,398	(19,548,211)	(3,957,126)
Current income tax recovery (expense) (Note 13)	-	24,629	(139,871)
Future income tax recovery (Note 13(a))	2,209,947	4,487,226	2,055,000
Net earnings (loss) from continuing operations	5,529,345	(15,036,356)	(2,041,997)
Net earnings (loss) from discontinued operations (Note 21)	-	-	3,785,525
Net earnings (loss) for the year	5,529,345	(15,036,356)	1,743,528
Earnings (loss) per share from continuing operations Basic and diluted	0.04	(0.10)	(0.02)
Earnings (loss) per share Basic and diluted	0.04	(0.10)	0.01
Weighted average number of common shares outstanding	146,501,956	144,399,006	117,686,120

The attached notes form an integral part of these consolidated financial statements.

Aurizon Mines Ltd.

Consolidated Statements of Deficit

For the years ended December 31,

(in Canadian Dollars)	2007	2006	2005
	$	$	$
Deficit – Beginning of year as previously reported	(72,244,092)	(57,207,736)	(58,951,264)
Adoption of new accounting standards (Note 3 (a))	(2,290,987)	-	-
Deficit – as adjusted	(74,535,079)	(57,207,736)	(58,951,264)
Net earnings (loss) for the year	5,529,345	(15,036,356)	1,743,528
Deficit – end of year	(69,005,736)	(72,244,092)	(57,207,736)

Consolidated Statement of Comprehensive Income

For the year ended December 31,

(in Canadian Dollars)	2007
$
Net earnings for the year before comprehensive income	5,529,345
Other comprehensive income	-
Comprehensive income for the year	5,529,345

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow
For the years ended December 31,

(in Canadian Dollars)	2007	2006	2005
	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the year from continuing operations	5,529,345	(15,036,356)	(2,041,997)
Adjustment for non-cash items:
Depreciation, depletion and accretion	22,032,648	101,384	85,945
Refundable tax credits and mining duties	(1,938,931)	-	-
Loss (gain) on sale of property, plant & equipment	40,704	49,887	(115,112)
Stock based compensation (Note 14(c))	3,529,074	1,725,920	726,099
Unrealized non-hedge derivative (gains) losses (Note 9(a))	6,038,612	8,745,233	-
Future income tax recovery	(2,209,947)	(4,487,226)	(2,055,000)
	33,021,505	(8,901,158)	(3,400,065)
Increase in non-cash working capital items (Note 17)	(784,005)	(4,120,919)	(737,220)
	32,237,500	(13,022,077)	(4,137,285)
INVESTING ACTIVITIES
Reclamation deposits	(94,730)	(31,577)	-
Property, plant & equipment	(6,960,279)	(18,555,496)	(10,614,290)
Mineral properties	(27,461,735)	(55,912,287)	(30,306,682)
Gold sales prior to commercial production	31,161,709	5,011,415	-
Proceeds from sale of Sleeping Giant	-	-	5,201,649
Refundable tax credits	1,447,061	1,315,475	1,391,784
Refundable mining duties	2,462,930	-	1,390,091
Capitalized interest costs	(1,613,319)	(2,399,553)	-
Restricted cash funding	(12,396,844)	(19,357,224)	-
	(13,455,207)	(89,929,247)	(32,937,448)
FINANCING ACTIVITIES
Issuance of shares	814,357	16,502,486	50,809,776
Long-term debt	(4,225,542)	73,275,963	-
Deferred finance costs	-	(2,372,123)	(480,716)
	(3,411,185)	87,406,326	50,329,060
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	15,371,108	(15,544,998)	13,254,327
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION (Note 21(b))	-	-	(309,795)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,371,108	(15,544,998)	12,944,532
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	9,465,215	25,010,213	12,065,681
CASH AND CASH EQUIVALENTS – END OF YEAR	24,836,323	9,465,215	25,010,213

The attached notes form an integral part of these consolidated financial statements.

Supplemental cash flow information is disclosed in Note 17.

Aurizon Mines Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2007, 2006 and 2005

1.

NATURE OF OPERATIONS

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns 100% of the Casa Berardi gold mine, one advanced stage project, the Joanna gold project, and one early stage exploration project, the Kipawa gold/uranium project.  The primary focus of the Company’s current activities is the mining and development of the Casa Berardi property in Quebec.  In February 2006, a $75 million debt facility was completed in order to advance the project to commercial production.  Commissioning and ramp-up of operations commenced in the fourth quarter of 2006 resulting in the production of 17,731 ounces of gold in 2006.  Commercial production was achieved on May 1, 2007, and the mine produced a total of 159,469 ounces of gold in 2007.

The Company's performance will be highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 19.

b)

Principles of Consolidation

The Company’s investment in the Sleeping Giant Mine, up until the date of its disposal in 2005, was conducted in a joint venture with another company.

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are in determining mineral reserves and resources, depreciation rates, asset impairments, contingent liabilities, future income tax valuation allowances, environmental and post-closure obligations and stock based compensation.  Actual results could differ from those estimates.

d)

Cash Equivalents

The Company considers short-term investments with a maturity of 90 days or less at the date of acquisition to be cash equivalents.  Cash and cash equivalents have been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in earnings as they occur.

e)

Inventory

Inventory is comprised of mine supplies, in-process inventory and gold bullion.  Mine supplies are recorded at the lower of cost and replacement value.  In-process inventory and gold bullion is recorded at the lower of average cost and net realizable value and consist of direct costs related to production such as mining, milling, and refining costs, as well as indirect costs, which include depreciation of capital assets and depletion of mining assets.  Inventory unit costs are calculated based on ounces of gold produced, resulting in an imputed cost per unit produced which is subsequently attributed to the cost of the ounces of gold sold.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Mineral Properties

i)

Producing Mining Properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs.

Depletion is provided over the estimated life of the asset using proven and probable mineral reserves net of mill recovery rates.  Sales proceeds derived from ore processed up to the point of attaining commercial production were credited to the related deferred expenditures.

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the present value of the discounted estimated future net cash flows.

Management's estimates of gold prices, recoverable proven and probable mineral reserves, operating capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

ii)

Non-Producing Mining Properties

Acquisition, exploration and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale.  The costs are transferred to producing mining properties in the case of a property placed into production.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

iii)

Exploration Properties

Acquisition costs of exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to operations in the year in which they are incurred.  If studies performed on an exploration property demonstrate future economic benefits, the subsequent costs relating to further exploring or developing the property for eventual production are capitalized.  Acquisition costs of abandoned properties are charged to earnings in the year in which the project is abandoned.

g)

Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and that could result in revised charges for depreciation and depletion in future periods.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily using proven and probable mineral reserves and a 20% declining balance rate for machinery and equipment.  Depreciation is provided on mine site property, plant and equipment on a unit of production basis.  Depreciation expenses from the start-up of mining operations until the commencement of commercial production have been capitalized to Mineral Properties.

Capital leases are recorded as an asset and an obligation equal to the present value at the beginning of the lease term of the minimum lease payments over the lease term.  Amortization of these assets is recorded on a basis that is consistent with other property, plant and equipment.

i)

Revenue Recognition

The Company recognizes revenue from gold and silver bullion sales at the time of physical delivery, which coincides with the date title to the gold or silver has passed to a purchaser.  The sales price is fixed based on either the terms of gold sales contracts, gold option contracts, or the gold spot price established two business days prior to the delivery date.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

j)

Derivative Instruments

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to operations.

k)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates.  The resulting gains and losses are included in the determination of earnings.

l)

Asset Retirement Obligations

The Company records the fair value of asset retirement obligations in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the initial measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the estimated useful life of the asset.

m)

Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in Quebec.  The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

Certain forms of government assistance received by the Company become reimbursable upon commencement of commercial production.  Accordingly, the fair value of the reimbursable obligation is recorded as a liability in the period that commercial production occurred, and at each reporting period the carrying value of the obligation is increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liability.

n)

Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers and employees.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour. .Accordingly, the fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Prior to commencement of commercial production, stock based compensation costs relating to employees of Casa Berardi were capitalized to Mineral Properties. Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

p)

Earnings per Share

Earnings per share are based on the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  Under this method, the weighted average number of common shares outstanding used for the calculation of diluted earnings (loss) per common share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  In 2006 and 2005, the calculation would be anti-dilutive in which case basic and diluted earnings per share would be the same.

q)

Flow-through shares

The Company has financed a portion of its exploration activities through the issuance of flow through shares.  Under the terms of the flow through shares agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.  The foregone tax benefit is recognized on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

r)

Comparatives

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

a)   Effective January 1, 2007, the Company has adopted the guidelines provided by the Canadian Institute of Chartered Accountants relating to the accounting treatment of financial instruments.

(i)  Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  Section 3855 requires that all financial assets, except those qualified as held to maturity, and derivative financial instruments, must be measured at fair value.  Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.

Effective January 1, 2007, our cash, cash equivalents, and restricted cash have been classified as held for trading with the related gains and losses recorded directly in net earnings.  Accounts receivable, accounts payable are recorded at amortized cost.  Reclamation deposits are classified as available for sale with fair value changes recorded in other comprehensive income.  Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.  As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt totalling $2,290,987 have been charged to deficit.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net earnings, because the Company does not follow hedge accounting.

All other financial instruments, including long-term debt, are recorded at cost or amortized cost, subject to impairment reviews.

(ii)  Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly is not impacted by this standard.

Aurizon Mines Ltd.

3.          ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (continued)

(iii)   Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting.  Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

b)   Canadian accounting pronouncements effective for 2008

(i)  Capital Disclosures, Section 1535

On December 1, 2006, the CICA issued this new accounting standard which will be effective January 1, 2008. Section 1535 specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

(ii)  Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 – Inventories to replace existing section 3030.  This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories.  The Company does not expect its financial statements to be significantly impacted by the application of section 3031.

(iii)  Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

(iv)  Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

These sections will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s consolidated financial statements as the additional guidance relates solely to disclosure.

(v)  International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB’s strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Aurizon Mines Ltd.

4.

REFUNDABLE MINING DUTIES AND TAX CREDITS

	2007	2006
	$	$

Quebec mining duties	2,157,059	4,588,037
Quebec refundable tax credits	1,708,422	804,252
Total mining duties and refundable tax credits	3,865,481	5,392,289

(i)   Quebec mining duties

As at December 31, 2007, the Company has accrued $2,157,059 (2006 - $4,588,037) in respect of 2005 Quebec mining duties refund.  The Company has also accrued $4,160,154 (Note 6) (2006 - $3,298,407) for 2006 and 2007 Quebec mining duties refunds which are expected to be recovered in 2009 and 2010 respectively.

(ii)   Quebec refundable tax credits

As at December 31, 2007, the Company has accrued $1,708,422 in respect of Quebec refundable tax credits arising from certain eligible exploration expenditures (2006 - $804,252).  In addition, the Company has $9.2 million of non-refundable tax credits which may be applied against Quebec capital and income taxes (Note 13).

5.

INVENTORIES

	2007	2006
	$	$

Supplies inventory	2,245,803	2,004,970
Gold bullion & in-process inventory	5,906,614	3,836,050
Total inventories	8,152,417	5,841,020

6.

OTHER ASSETS

	2007	2006
	$	$

Refundable mining duties (Note 4)	4,160,154	3,298,407
Deferred finance costs (Note 6(a))	-	5,252,392
Reclamation deposits (Note 11)	233,078	138,348
Total other assets	4,393,232	8,689,147

a)

Deferred Finance Costs:

Newly adopted CICA Handbook section 3855 no longer allows deferred finance costs to be shown as a stand-alone item on the balance sheet.  These costs must be expensed as incurred or carried against the value of the loan instrument and accreted over the life of the debt.  Accordingly, on January 1, 2007, the Company charged the unamortized finance costs of $2,290,987 to deficit, while the interest and finance costs totalling $2,961,405 incurred in 2006 were capitalized to Mineral Properties. In 2007, interest and finance costs prior to commencement of commercial production totalling $1,654,524 have been capitalized to Mineral Properties.  Finance and interest costs incurred subsequent to commencement of commercial production have been charged to earnings.

Aurizon Mines Ltd.

7.

PROPERTY, PLANT AND EQUIPMENT

	2007			2006
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	$	$	$	$	$	$

Mine infrastructure	26,419,854	(4,275,202)	22,144,652	22,940,635	-	22,940,635
Machinery and equipment	18,967,817	(3,416,847)	15,550,970	15,555,097	(14,611)	15,540,486
Buildings and leasehold improvements	1,043,848	(785,152)	258,696	1,013,169	(758,864)	254,305
Office equipment and furniture	614,264	(335,518)	278,745	541,965	(274,382)	267,583
Computers and software	1,009,448	(199,406)	810,042	908,305	(1,380)	906,925
Total property plant & equipment	48,055,230	(9,012,126)	39,043,105	40,959,171	(1,049,237)	39,909,934

Property, plant and equipment includes $213,081 (2006 - $245,480) of assets under a capital lease.

8.

MINERAL PROPERTIES

	2007	2006
	$	$
Producing mining property
Casa Berardi, Quebec
Cost	141,313,076	134,237,494
Accumulated depletion	(17,442,722)	-
	123,870,354	134,237,494
Other exploration properties
Joanna, Quebec	658,027	299,000
Kipawa, Quebec	74,600	69,541
	732,627	368,541
	124,602,981	134,606,035

        a)   Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

As at December 31, 2007, the Company has received government assistance totalling $1,973,161 that is repayable if commercial production is reached at Casa Berardi.  Repayment of 30% of the assistance is due within 24 months, an additional 30% within 36 months, and the remaining 40% within 48 months of the achievement of commercial production.  As commercial production at Casa Berardi has been achieved, the fair value of the government assistance totalling $1,669,308 has been recorded as a liability (Note 10(a)) and the carrying value of the mineral property has been increased by the same amount.  The effective interest rate used to calculate the fair value of this obligation is 7.25%.

No direct government assistance has been received for Casa Berardi in the past five years.

On August 30, 2007, the Company entered into a joint venture option agreement (the “Option Agreement”) with Lake Shore Gold Corp. (“Lake Shore”) whereby Lake Shore can earn a 50% interest in certain claims surrounding the Casa Berardi Mine (the “Casa Berardi Exploration Property”).  Under the terms of the Option Agreement, Lake Shore can earn an undivided 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $600,000 in the first year. Lake Shore will be the operator of the Casa Berardi Exploration Property during the earn-in period.  If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore would each have a 50% interest.  Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator.  Any ore produced from the Casa Berardi Exploration Property would be processed at Aurizon’s 100% owned Casa Berardi milling facility.

Aurizon Mines Ltd.

8.            MINERAL PROPERTIES (continued)

b)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company receives royalties of $5 per ounce on 50% of the production when the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce when gold prices are above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2007, the Beaufor Mine had produced 250,824 ounces of gold pursuant to the royalty agreement.  During 2007, the Company received royalties totalling $393,070 in respect of the Beaufor mine (2006 - $193,530).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

c)

Joanna Property, Quebec

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company, of which $254,450 in cash and 12,500 shares at a fair value of $45,550 have been paid and issued to December 31, 2007.  On October 13, 2006, 50,000 shares were issued at a fair value of $149,000 pursuant to the option agreement.  Exploration expenditures of $2 million must be incurred by the second anniversary of the date of the letter of intent, which had been fully incurred as at December 31, 2007.  An advance royalty of $500,000 is payable upon completion of a feasibility study on the property.

Pursuant to a letter of intent dated January 30, 2007, the Company has an option to earn a 100% interest in twenty claims contiguous to the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $350,000 over three years, and payments of $100,000 in cash.  To December 31, 2007, the Company has incurred $200,802 in exploration expenditures and made a cash payment of $50,000.  The final $50,000 cash payment is due on or before December 31, 2009.

In September 2007, Aurizon signed a letter of intent with Vantex Resources Limited (“Vantex”) to acquire a 75% interest in the Joanna-Heva property consisting of two mineral claims located within the existing boundary of the Joanna property, subject to an underlying 1.0% net smelter royalty interest.  Stellar Pacific Ventures Inc. owns the remaining 25% interest in the property, which is also subject to an underlying 1.0% net smelter royalty.  In order to earn the 75% interest in the Joanna-Heva Property, the Company must make cash payments of $600,000 over a twelve month period and Vantex will retain a 1.5% net smelter royalty.  Aurizon has an option to buy back 50% of the Vantex royalty at any time at a cost of $500,000.  Vantex will be entitled to advance royalties at certain milestones including feasibility and commercial production.   As at December 31, 2007, the Company has made cash payments of $150,100 toward the fulfillment of this agreement.

d)

Kipawa Property, Quebec

The Company has acquired mineral claims in Quebec by staking at a cost of $74,600.

Aurizon Mines Ltd.

9.           COMMITMENTS

a)

Non-hedge derivatives

A condition of closing the $75 million project debt facility on February 23, 2006 was the requirement to implement gold price protection and foreign currency programs (Note 10).  The Company’s non-hedge derivative positions at December 31, 2007 were as follows:

	2008	2009	2010	Total
Gold

US$500 put options purchased - ounces	77,306	84,842	65,814	227,962

Call options sold - ounces	77,306	84,842	65,814	227,962
Average call price per ounce	US$848	US$882	US$908	US$878
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$21,000,000	$16,800,000	$18,600,000	$56,400,000
Average exchange rate – Cdn$/US$	1.13	1.12	1.11	1.12

As at December 31, 2007, the unrealized mark-to-market loss of the gold non-hedge derivative positions totalled $20,646,770 and the currency non-hedge derivative position had an unrealized mark-to-market gain of $5,862,925, for a net unrealized derivative loss of $14,783,845.  The portion of these losses and gains for the derivative instruments expiring within one year are $4,851,528 and $2,446,048, respectively.  The net losses have been charged to operations (2007: $6,038,612; 2006: $8,745,233).  There are no margin requirements with respect to these derivative positions.

b)

Employee Incentive Plan

The Company has an employee incentive plan for the discovery and acquisition of mineral deposits.  Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues (“NSR”), less any advance royalty payments, is paid to those participating in the plan.  As at December 31, 2007, the NSR totalled $165,972 (2006 - nil).

c)    Contractual obligations

The Company’s significant contractual obligations over the next five years are as follows:

	Total	Due in less than 1 Year	Due 1 -3 Years	Due 3 -5 Years	Due in more than 5 Years
	$	$	$	$	$
Long-term debt	69,050,421	25,795,846	43,254,575	-	-
Environmental and reclamation	3,690,663	157,883	505,227	-	3,027,553
Mineral properties commitments	799,900	249,900	550,000	-	-
Hydro Quebec – distribution line	304,239	69,125	151,826	83,288	-
Reimbursable government assistance	1,973,161	-	1,200,000	773,161	-
	75,818,384	26,272,753	45,661,629	856,449	3,027,553

Aurizon Mines Ltd.

10.

LONG-TERM DEBT

a)    Long-term debt

	2007	2006
	$	$
Project loan facility	68,837,340	73,057,569
Capital lease obligation	213,081	218,394
Reimbursable government assistance	1,669,308	-
	70,719,729	73,275,963
Less current portions:
Project loan facility	(25,725,000)	(4,383,454)
Capital lease obligation	(70,846)	(52,070)
	(25,795,846)	(4,435,524)
Long-term debt	44,923,883	68,840,439

b)    Project loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as collateral for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margin on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

The project loan facility has the following financial covenants:

i)

Debt Service Coverage Ratio:  The Company shall, as of each principal payment date, maintain the debt service coverage ratio at greater than or equal to 1.10:1.00.

ii)

Current Ratio:  The Company is required to, at all times after meeting certain operational benchmarks, maintain the current ratio at greater than 1.50:1.00.

iii)

Tangible Net Worth:  The Company shall, at all time, maintain a tangible net worth at an amount at least equal to $90,000,000.

The Company is not in default with respect to any of the covenants above.

In 2007, the Company incurred $4,958,318 of interest charges on the project debt facility (2006 - $2,399,553), of which $1,613,319 (2006 - $2,399,553) was capitalized prior to commencement of commercial production.

Aurizon Mines Ltd.

10.          LONG-TERM DEBT (continued)

The following shows the principal repayments on the outstanding debt.  Payments due within one year have been reflected as a current portion of the outstanding debt (see note 10(c)):

Date	Principal Repayment
$
March 31, 2008	12,862,500
September 30, 2008	12,862,500
March 31, 2009	8,085,000
September 30, 2009	12,495,000
March 31, 2010	11,760,000
September 30, 2010	10,772,340
Total	68,837,340
Less: Current portion	(25,725,000)
Long term portion of project loan facility	43,112,340

c)     Subsequent event

The credit agreement relating to the Casa Berardi project debt facility was amended on February 27, 2008, allowing the modification of certain operating performance benchmarks that must be achieved at Casa Berardi; extending the date of achieving these parameters from January 31, 2008 to September 30, 2008; and providing that the Company make a $15,000,000 prepayment on the outstanding debt on March 31, 2008.   This prepayment shall be in addition to the scheduled payment of $12,862,500 due on March 31, 2008 (Note 10 (b)).

d)

Restricted cash

As at December 31, 2007, in accordance with the terms of the $75 million project loan facility, $31,754,068 (December 31, 2006: $19,357,224) was held in restricted accounts to be used to fund Casa Berardi project costs.  These funds will be released upon achievement of certain operating performance benchmarks that must be achieved by September 30, 2008.

e)

Capital Lease

The Company is obligated to pay $213,081 under various capital leases for equipment, of which $70,846 is due in 2008.  The leases, which initially had terms of 48 months, provide that the Company may purchase the leased equipment for a nominal amount at the end of the lease term.  Interest charges of $18,921 (2006 - $2,965) relating to capital leases have been charged to earnings.

The following outlines the estimated future minimum lease payments under the lease:

2008	$70,846
2009	$76,537
2010	$65,698
Total	$213,081

Aurizon Mines Ltd.

11.

ASSET RETIREMENT OBLIGATIONS

	2007	2006
	$	$
Asset retirement obligations – beginning of year	2,246,931	2,095,476
Obligations incurred during the year	188,712	-
Accretion expense	162,696	151,455
Asset retirement obligations – end of year	2,598,339	2,246,931

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	$
Casa Berardi, Quebec:
Initial obligation estimate	2,725,836	8.0%	2014
Changes in cash flow estimates	1,197,904	5.3%	2014
	3,923,741	7.2%	2014

As at December 31, 2007, $233,078 (2006 - $138,348) of reclamation deposits had been invested in restricted deposits for future site reclamation obligations at Casa Berardi.

12.

RELATED PARTY TRANSACTIONS

In 2007, the Company paid an independent director $27,800 for professional fees relating to corporate development and general mine management issues.

The Company also employed a member of an officer’s immediate family on a part-time basis in 2007 on a student employment program relating to exploration activities.  Wages paid for 2007 totalled $10,293.

Aurizon Mines Ltd.

13.

INCOME TAXES

a)   The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates as a result of the following:

	2007	2006	2005
	$	$	$
Earnings (loss) before income taxes	3,319,398	(19,548,211)	(3,957,126)
Combined Federal and Provincial rates	32.02%	32.02%	31.02%
Income taxes (income tax benefit) at combined Federal and Provincial rates	1,062,871	(6,259,337)	(1,227,500)
Increase (decrease) resulting from:
Resource allowance	-	176,148	1,233,777
Change in valuation allowance	(3,409,921)	1,621,767	(3,447,623)
Expiry of loss carry-forwards	-	761,129	-
Benefit related to non-taxable Quebec mining duties refund	(275,930)	(1,617,319)	-
Effect of change in enacted Federal tax rates	(742,059)	274,280	-
Tax assets restricted due to sale of Sleeping Giant	-	-	1,180,973
Non-taxable portion of gains	-	(2,991)	(25,918)
Non-deductible costs	1,155,092	559,097	231,291
Future income tax recovery	(2,209,947)	(4,487,226)	(2,055,000)
Capital taxes (recovery) expense	-	(24,629)	139,871
Income tax recovery	(2,209,947)	(4,511,855)	(1,915,129)

As a result of the renunciation of tax benefits relating to flow through shares in 2007, 2006 and 2005, tax benefits not previously recognized have been offset against the future tax liabilities arising on flow through share renunciation.  This resulted in tax recoveries being recorded in 2007 of $3,518,297 (2006 - $4,487,226; 2005 - $2,055,000) with a corresponding reduction in shareholders’ equity.  The recoveries in 2007 of $3,518,297, reduced by the net federal future income tax liabilities of $1,308,350, result in a net future income tax recovery of $2,209,947 for the year.

b)   Future income tax liabilities

	2007	2006
	$	$
Federal future income tax liabilities	1,308,350	-
Quebec mining duties future income tax liabilities	9,893,041	8,566,572
Future income tax liabilities	11,201,391	8,566,572

The Quebec mining duties future income tax liabilities are payable at a tax rate of 12% of future Quebec mining income that exceeds $47 million of accumulated costs available for deduction against income for mining duties tax purposes.

Aurizon Mines Ltd.

13.

INCOME TAXES (continued)

c)   Temporary differences giving rise to future income tax assets and liabilities:

	2007	2006
	$	$
Future income tax assets
Property, plant & equipment	1,142,801	-
Unrealized non-hedge derivative losses	5,553,981	2,789,729
Asset retirement obligations	698,953	716,771
Other	420,863	1,036,646
Non-capital losses	612,747	13,393,298
	8,429,345	17,936,444
Less: valuation allowance	(4,480,229)	(6,643,894)
	3,949,116	11,292,550

Future income tax liabilities
Unrealized non-hedge derivative gains	1,577,127	-
Deferred finance costs	-	365,772
Mineral properties	3,220,774	9,651,443
Property, plant & equipment	-	1,034,864
Other	459,565	240,471
	5,257,466	11,292,550
Net federal future income tax liabilities	1,308,350	-

The Company has approximately $133 million of accumulated federal exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely.  Similar Quebec accumulated costs total $183 million.  The Company also has federal non-capital losses of $4 million which may be carried forward to 2026, before expiring.

In addition, the Company has Quebec non-refundable tax credits of $9.2 million which may be carried forward from 2023 to 2027, before expiring and $5.4 million of federal non-refundable tax credits which may be carried forward from 2023 to 2027.  No benefit has been recognized in respect of these amounts.

Aurizon Mines Ltd.

14.

SHARE CAPITAL

a)

Authorized:

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
December 31, 2004	103,421,522	131,762,523
Private placements	14,777,776	24,039,000
Public offering	20,740,750	26,177,277
Exercise of stock options	592,000	593,500
Future income tax effect of flow through shares	-	(2,055,000)
December 31, 2005	139,532,048	180,517,300
Private placements	5,500,000	14,188,476
Future income tax effect of flow through shares	-	(4,487,226)
Mineral property payments	57,500	177,050
Exercise of stock options	1,223,500	2,935,098
December 31, 2006	146,313,048	193,330,698
Future income tax effect of flow through shares	-	(3,518,297)
Mineral property payments	5,000	17,500
Exercise of stock options	412,900	1,146,046
December 31, 2007	146,730,948	190,975,945

During 2007, 412,900 stock options were exercised thereby increasing the share capital balance by $1,146,046, which consists of a fair value of $331,688 attributed to the options, in addition to the cash considerations received of $814,357.

On June 29, 2007, the Company issued 5,000 common shares at a value of $3.50 each pursuant to the option agreement on the Joanna property.

On March 30, 2006, the Company completed a private placement of 5,500,000 flow through common shares of the Company at a price of $2.75 per share, for gross proceeds of $15,125,000.  Total issue costs related to this private placement totalled $936,524.

At December 31, 2006, the Company had met the requirement to incur $15,125,000 of eligible flow through expenditures.  These expenditures resulted in renunciation of $3,518,297 for tax purposes in 2007.

On December 2, 2005, the Company completed a bought deal public offering with a syndicate of underwriters whereby the syndicate purchased 20,740,750 common shares of the Company at a price of $1.35 per share, for gross proceeds of $28 million.  Total issue costs relating to this offering were $1,822,737.

On March 31, 2005, the Company completed a private placement of 7,805,555 flow through common shares of the Company at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share, resulting in gross proceeds of $19,508,331.  On April 21, 2005 the Company issued a further 2,750,000 flow through common shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share for gross proceeds of $5,825,000.  Issue costs related to this private placement totalled $1,294,331.

Aurizon Mines Ltd.

14.

SHARE CAPITAL (continued)

c)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the Plan”) covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant.  Certain of the options vest immediately and are exercisable at the date of grant and others vest over a three year period, of which 25% vest immediately.  The maximum number of options available under the Plan may not exceed 10,271,166 shares.

The status of stock options granted to employees and directors as at December 31, 2007 and 2006 and the changes during the years ended on those dates is presented below:

	2007		2006
	Number of Options	Weighted-average exercise price	Number of Options	Weighted-average exercise price
Outstanding at beginning of year	3,364,000	$2.02	2,482,500	$1.64
Granted	3,761,000	$3.94	2,120,000	$2.40
Exercised	(412,900)	$1.97	(1,223,500)	$1.89
Expired or forfeited	(106,500)	$3.74	(15,000)	$1.50
Outstanding at end of year	6,605,600	$3.09	3,364,000	$2.02
Vested and exercisable at the end of the year	4,665,350	$2.74	3,349,000	$2.02

A summary of information about the incentive stock options outstanding at December 31, 2007 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $1.99	1,124,500	1.7 years	$1.43
$2.00 - $2.99	1,804,100	3.4 years	$2.39
$3.00 - $3.99	1,810,000	4.6 years	$3.78
$4.00 - $4.10	1,867,000	4.3 years	$4.10
	6,605,600	3.7 years	$3.09

In April 2007, incentive stock options were granted to officers, directors and employees to purchase up to 1,911,000 shares at an exercise price of $4.10 per share.  The fair value of the options granted was estimated as $1.84 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $3,516,240, of which $1,776,060 was expensed immediately based on the options that vested upon the grant.  As certain options were granted to employees of Casa Berardi, $144,463 has been capitalized to mineral properties and $1,631,597 charged to operations.  The remaining cost of $1,740,180 shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In May 2007, incentive stock options were granted to employees to purchase up to 1,000,000 shares at an exercise price of $3.86 per share.  The fair value of the options granted was estimated as $1.72 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $1,717,000, of which $429,250 was expensed immediately based on the options that vested upon the grant.  The remaining cost of $1,287,750 shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In August 2007, incentive stock options were granted to a director to purchase up to 100,000 shares at an exercise price of $3.25 per share.  The fair value of the options granted was estimated as $1.40 per share option on the date of grant based on the Black-Scholes option-pricing model.  Accordingly, the Company recorded a stock based compensation expense of $140,300 relating to these options.

Aurizon Mines Ltd.

14.

SHARE CAPITAL (continued)

In December 2007, incentive stock options were granted to employees to purchase up to 750,000 shares at an exercise price of $3.74 per share.  The fair value of the options granted was estimated as $1.51 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $1,132,500, of which $690,825 was expensed immediately based on the options that vested upon the grant.  The remaining cost of $441,675 shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2007	2006	2005
Expected volatility	47%	49%	53%
Risk-free interest rate	4.10%	4.20%	3.59%
Expected lives	4.4 Years	4.4 Years	3.2 Years
Dividend yield	Nil	Nil	Nil
Stock based compensation costs	$3,673,537	$2,266,283	$726,099
Allocated as follows:
Charged to operations	$3,529,074	$1,725,920	$726,099
Capitalized to mineral properties	$144,463	$540,363	-
Stock based compensation – Equity section
Beginning of year	$2,822,050	$1,176,856	$450,757
Stock based compensation expense	$3,673,537	$2,266,283	$726,099
Exercise of stock options	($331,687)	($621,089)	-
Expired and forfeited stock options	($101,541)	-	-
End of year	$6,062,359	$2,822,050	$1,176,856

As at December 31, 2007, there are 3,665,566 stock options available for granting (2006 – 6,877,913) as per the provisions in the Company’s stock options plans.

15.

OTHER INCOME

	2007	2006	2005
	$	$	$

Royalty income (Note 8(b))	393,070	193,530	230,657
Interest income	1,859,839	1,045,319	517,206
Other income	2,252,909	1,238,849	747,863

16.

CORPORATE TAKEOVER BID COSTS

In 2006, Northgate Minerals Corporation (“Northgate”) announced its intention to offer to acquire all of the Company’s outstanding shares which was in breach of a confidentiality and standstill agreement.  The B.C. Court of Appeal upheld a decision by the B.C. Supreme Court enforcing the confidentiality and standstill agreement.   As a result of this unsolicited bid the Company incurred costs of $5,247,426 and has an outstanding claim against Northgate for damages.

Aurizon Mines Ltd.

17.

CASH FLOW INFORMATION

a)

Analysis of Change in Non-cash Working Capital Items

	2007	2006	2005
	$	$	$
Accounts receivable	(740,158)	735,674	(960,500)
Gold Inventory	(511,754)	(3,836,050)	-
Supplies Inventory	(240,834)	(1,107,618)	(111,304)
Prepaids	154,066	109,092	(668,000)
Accounts payable and accrued liabilities	554,675	(22,017)	1,002,584
Increase in non-cash working capital	(784,005)	(4,120,919)	(737,220)

b)

Other information

	2007	2006	2005
	$	$	$
Taxes paid	-	-	58,737
Interest paid	4,958,318	2,399,553	-
Non-cash items:
Fair value of shares issued for mineral properties	17,500	177,050	-

c)

Cash and cash equivalents

	2007	2006	2005
	$	$	$
Cash	21,783,034	500,798	292,685
Short-term investments: banker’s acceptances with maturities at the date of acquisition of less than three months, bearing interest at 4.4% (bearing 4.16% to 4.22% in 2006)	3,053,289	8,964,417	24,717,528
Cash and cash equivalents	24,836,323	9,465,215	25,010,213

d)

Restricted cash

	2007	2006	2005
	$	$	$
Cash	2,560	5,055,400	-
Short-term investments: banker’s acceptances and bearer deposit notes with maturities at the date of acquisition of less than three months, bearing interest at rates varying from 4.55% to 4.9% (4.22% to 4.33% in 2006)	31,751,508	14,301,824	-
Restricted cash	31,754,068	19,357,224	-

Aurizon Mines Ltd.

18.

FINANCIAL INSTRUMENTS

a)    Fair value and categories of financial instruments

On adoption of the new Financial Instruments standards described in Note 3(a)(i), the Company’s financial assets, financial liabilities, and derivatives have been categorized as follows:

Financial Assets and Liabilities	Category	Basis for classification
Cash, restricted cash and cash equivalents	Held for trading	Measured at fair value at each balance sheet date with changes in value in net earning in the period in which the changes occur.
Reclamation deposits	Available for sale	Measured at fair value at each balance sheet with changes in fair value carried to other comprehensive income in the period in which the changes occur.
Accounts receivable Accounts payable and accrued liabilities Long-term debt	Cost or amortized cost

Recorded at cost, or amortized cost in the case of interest bearing instruments.  Initially, the cost of the instrument is its fair value, adjusted as appropriate for transaction costs.  The entity accrues interest income/expense over the life of the instrument.

Derivative instruments	Fair value	All derivatives are recorded on the balance sheet at fair value, with mark-to-market adjustments on these instruments included in net earnings.

The carrying values of accounts receivable and accounts payable approximate fair value due to the short periods until settlement.  The carrying value of long-term debt is estimated to approximate fair value due to the floating interest rate nature of the instrument.

b)   Interest rate risk

The Company’s cash, restricted cash and cash equivalents bear interest at fixed rates and have maturities as described in Notes 16(c) and 16(d).  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.  Long-term debt bears interest at a variable rate and matures as described in Note 10(b), and as such the Company does not bear any interest rate risk other than market risk.  A sensitivity analysis has determined that a 1% change in interest rates will cause a $0.5 million fluctuation in the interest expense over the next twelve months.

c)  Credit risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument.

The Company mitigates credit risk by investing its cash, restricted cash, and cash equivalents with Schedule I and Schedule II banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  Schedule II banks are foreign bank subsidiaries authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canada Deposit and Insurance Corporation. Foreign bank subsidiaries are controlled by eligible foreign institutions.   The Company does not hold any asset backed commercial paper.

The credit risk relating to derivative instruments is mitigated by entering into derivatives with high credit-quality partners.  All counterparties are rated AA- or better as per the most recent S&P credit ratings.  The gold price protection contracts are shared between two counterparties, the largest one having 79% of the contracts.  Our foreign exchange contracts are held with three counterparties, each holding equal portions thereof.

Aurizon Mines Ltd.

18.

FINANCIAL INSTRUMENTS (continued)

d)   Foreign currency risk

The Company has implemented foreign currency programs as a result of the project debt agreement signed in 2006 (Notes 9 and 10).  These programs allow the Company to purchase Canadian dollars at predetermined exchange rates varying between 1.11 and 1.13 (Canadian dollars per U.S. dollar).

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of operations and deficit is summarized as follows:

a)

Balance Sheets

	2007			2006
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP

Cash	24,836,323		24,836,323	9,465,215		9,465,215
Restricted cash	31,754,068		31,754,068	19,357,224		19,357,224
Accounts receivable and prepaids	3,100,475		3,100,475	2,967,999		2,967,999
Refundable mining duties and tax credits	3,865,481		3,865,481	5,392,289		5,392,289
Derivative instrument assets	2,446,048		2,446,048	-		-
Inventories (f)	8,152,417	189,234	8,341,651	5,841,020	455,443	6,296,463
Current assets	74,154,812		74,344,046	43,023,747		43,479,190

Derivative instrument assets	3,416,877		3,416,877	-		-
Other assets	4,393,232		4,393,232	8,689,147	(5,252,392)	3,436,755
Property, plant & equipment (f)	39,043,105	(831,536)	38,211,569	39,909,934	(744,346)	39,165,588
Mineral properties (f)	124,602,981	(4,132,139)	120,470,842	134,606,035	(4,925,029)	129,681,006
Total assets	245,611,007		240,836,566	226,228,863		215,762,539
Current liabilities	11,574,926		11,574,926	8,742,565		8,742,565
Derivative instrument liabilities	4,851,528		4,851,528	531,135		531,135
Current portion of long term debt (f)	25,795,846	(609,617)	25,186,229	4,435,524	(609,617)	4,435,524
	42,222,300		41,612,683	13,709,224		13,099,607
Derivative instrument liabilities	15,795,242		15,795,242	8,214,098		8,214,098
Long-term debt (f)	44,923,883	(1,066,830)	43,857,053	68,840,439	(1,676,447)	67,163,992
Asset retirement obligations	2,598,339		2,598,339	2,246,931		2,246,931
Future income taxes (e), (f)	11,201,391	(702,276)	10,499,115	8,566,572	825,000	9,391,572
Total liabilities	116,741,155		114,362,432	101,577,264		100,116,200

Share capital (e)	190,975,945	3,590,210	194,566,155	193,330,698	71,913	193,402,611
Contributed surplus	837,284	287,893	1,125,177	742,943	287,893	1,030,836
Stock based compensation	6,062,359		6,062,359	2,822,050		2,822,050
Deficit	(69,005,736)	(6,273,821)	(75,279,557)	(72,244,092)	(9,365,066)	(81,609,158)
Total shareholders’ equity	128,869,852		126,474,134	124,651,599		115,646,339
Total liabilities & shareholders’ equity	245,611,007		240,836,566	226,228,863		215,762,539

Aurizon Mines Ltd.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)

Statements of Operations and Deficit

	2007	2006	2005
	$	$	$
Net earnings (loss) from continuing operations - under Canadian GAAP	5,529,345	(15,036,356)	(2,041,997)
Pre-commercial production activities (f)	4,460,586	721,262	-
Government assistance (d)	(1,669,308)	-	-
Future income tax expense (e) and (f)	(1991,022)	(159,448)	(255,000)
Net earnings (loss) from continuing operations - under U.S. GAAP	6,329,601	(14,474,542)	(2,296,997)
Net earnings from discontinued operations	-	-	3,785,525
Net earnings (loss) for the year – under U.S. GAAP	6,329,601	(14,474,542)	1,488,528
Deficit - under U.S. GAAP – Beginning of Year	(81,609,158)	(67,134,616)	(68,623,144)
Deficit – under U.S. GAAP – End of Year	(75,279,557)	(81,609,158)	(67,134,616)
Basic and diluted earnings (loss) per common share from continuing operations – under U.S. GAAP	0.04	(0.10)	(0.02)
Basic and diluted earnings (loss) per common share - under U.S. GAAP	0.04	(0.10)	0.01

c)

Statements of Cash Flow

	2007	2006	2005
	$	$	$
Cash flow from operating activities – under Canadian GAAP	32,237,500	(13,022,077)	(4,137,285)
Pre-commercial production activities (f)	12,442,584	1,991,482	-
Cash flow from operating activities – under U.S. GAAP	44,680,084	(11,030,595)	(4,137,285)
Investing activities – under Canadian GAAP	(13,455,207)	(87,529,694)	(32,937,448)
Pre-commercial production activities (f)	(12,442,584)	(1,991,482)	-
Cash flow from investing activities – under U.S. GAAP	(25,897,791)	(89,521,176)	(32,937,448)

Aurizon Mines Ltd.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)

Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

e)

Flow-through shares

As described in note 14, the Company issued by way of private placements 5,500,000 flow through common shares at $2.75 per share in 2006 and 10,555,555 flow-through common shares at $1.80 per share in 2005. The Company received premiums to market on these issuances of $825,000, and $4,327,778 respectively, which were recorded in share capital under Canadian GAAP.  For SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.

For Canadian GAAP purposes, the Company has recorded future income tax recoveries of $3,518,297, $4,487,226 and $2,055,000 for 2007, 2006 and 2005 respectively and a corresponding reduction of share capital in respect of the flow through share financings for which the costs were renounced.  Under U.S. GAAP, future income taxes differ because of the different accounting treatment for flow-through shares.

f)

Pre-commercial production

Under Canadian GAAP, certain mine start-up revenues and costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project.  For Canadian GAAP, commercial production was achieved on May 1, 2007.  Under U.S. GAAP, these revenues and costs are reflected in the statement of earnings once the mine commences production of gold, which was in November 2006.  Accordingly, revenues, cost of sales, accretion of asset retirement obligations, depletion and depreciation of life of mine assets and financing costs are all expensed when gold production commences for U.S. GAAP purposes.

Under Canadian GAAP, interest and finance costs incurred in 2006 and 2007 totalling $4,615,929 up to May 1, 2007, the date of commencement of commercial production, were capitalized to mineral properties.  Under U.S. GAAP, interest and finance costs up to November 2006 were capitalized and carried against the value of the loan instrument and accreted over the life of the debt.

g)   FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48).

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) to create a single model to address accounting for uncertainty in tax positions.  FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Under US GAAP effective January 1, 2007 the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

Aurizon Mines Ltd.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

h)

Impact of recently issued accounting standards

i)

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

ii)

In February 2007, FASB issued SFAS No. 159, “Fair value option for financial assets and liabilities” which permits entities to choose to measure various financial instruments and certain other items at fair value. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

iii)

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity.  Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.  This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.  The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

iv)

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The major changes to accounting for business combinations are summarized as follows:

•

all business acquisitions would be measured at fair value

•

the existing definition of a business would be expanded

•

pre-acquisition contingencies would be measured at fair value

•

most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration)

•

obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)

•

liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

•

in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income

The statement is effective for periods beginning on or after December 15, 2008. We do not expect the adoption of this interpretation on or after December 15, 2008. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

Aurizon Mines Ltd.

20.

CONTRIBUTED SURPLUS

	2007	2006
	$	$
Contributed surplus – beginning of year	742,943	742,943
Cancellation of vested stock options	94,341	-
Contributed surplus – end of year	837,284	742,943

21.

DISPOSITION OF SLEEPING GIANT MINE

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant Mine for net proceeds of $4,984,336.  The Company recorded an after-tax gain of $3,954,907 on the transaction.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation and its results for 2005 are presented separately on the Statements of Operations and Cash Flow.

a)

Earnings from discontinued operation

2005
$

Revenues	5,218,178
Operating costs	(4,912,706)
Depreciation and depletion	(441,695)
Accretion	(33,159)
Net loss	(169,382)
Gain on sale	3,954,907
Net earnings from discontinued operation	3,785,525

b)

Cash flow from discontinued operation

In 2005, the discontinued operation generated a net cash outflow of $309,795, consisting of cash inflows of $207,881 and $334,892 from operating and financing activities respectively, and cash outflows of $852,568 from investing activities.

Aurizon Mines Ltd.

Notes